

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2019

Wetteny Joseph
Senior Vice President and Chief Financial Officer
Catalent, Inc.
14 Schoolhouse Road
Somerset, NJ 08873

  Re: Catalent, Inc.
    Form 10-K for the Fiscal Year Ended June 30, 2018
    Filed August 28, 2018
    File No. 001-36587

Dear Mr. Joseph:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Healthcare & Insurance